ArcelorMittal announces a US$600 million investment in Mexico

Mexico City / Luxembourg, 4 August 2008 - ArcelorMittal is pleased to announce today it plans to construct a new steel mill in Mexico. It will produce carbon steel and bars including rebar, merchant bar quality and special bar quality products that will principally serve the construction and automotive sectors.

The facility will be based on electrical steel making equipment with capacity of one million of metric tons of billets per year and a new bar rolling mill with a capacity of 500,000 metric tons. This additional production will be directed to the domestic market, mainly to produce high added value steel products but also to support the Government of Mexico’s National Infrastructure Plan and Housing Program.

The new facility will incorporate state of the art technology and steel processing to ensure it is both energy-efficient and environmentally responsible. It will also benefit from best practices that have been developed across the group’s operations.

Commenting, Gonzalo Urquijo, Member of ArcelorMittal's Group Management Board with responsibility for Long Products stated:

"We are delighted to be making this investment which underlines our commitment to the Mexican steel industry. Our plan calls for an investment of $US 600 million. We are presently evaluating potential sites for the mill in Mexico. The decision concerning the final location will be based upon a number of factors including logistics, supply chain and the availability of sufficient resources to run and operate the plant efficiently and responsibly."

The commencement of construction will be subject to the receipt of appropriate regulatory approvals by the relevant local authorities.